EXHIBIT 12.1

Frontier Communications Corporation

Statements of the Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

(Unaudited)

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Pre-tax income from continuing operations	$75,528	$59,008	$193,109	$290,770	$344,528	$394,800	$265,193
(Income) or loss from equity investees	(82)	(274)	(994)	(4,667)	(4,655)	136	(91)

Pre-tax income from continuing operations before (income) or loss from equity investees	75,446	58,734	192,115	286,103	339,873	394,936	265,102
Fixed charges	96,328	91,455	388,554	373,516	391,409	343,954	346,531
Distributed income of equity investees	102	605	1,532	3,935	4,064	—	818
Interest capitalized	(315)	(563)	(1,714)	(2,796)	(2,857)	(2,081)	(2,176)
Preference security dividend requirements of consolidated subsidiaries	—	—	—	(214)	(246)	(642)	(2,008)
Income attributable to the noncontrolling interest in a partnership	(907)	(652)	(2,398)	(1,614)	(1,860)	(4,313)	(1,981)

Total earnings	$170,654	$149,579	$578,089	$658,930	$730,383	$731,854	$606,286

Ratio of earnings to fixed charges	1.77	1.64	1.49	1.76	1.87	2.13	1.75

NOTE: The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.